April 20, 2009
VIA EDGAR and OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	NorthStar Real Estate Income Trust, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-11 Filed April 20, 2009 File No. 333-157688
Dear Ms. Garnett:
     This letter sets forth the responses of our client, NorthStar Real Estate Income Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter, dated April 3, 2009, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.
General
1.	Comment: We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.

Ms. Karen J. Garnett
April 20, 2009

Response: The Issuer intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the “1940 Act”). Through its subsidiaries, the Issuer intends to invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate-related debt securities and select real estate equity investments. The Issuer’s subsidiaries that originate and/or invest in commercial real estate first mortgage loans and purchase equity interests in real estate will rely on the exception from the definition of “investment company” provided by Section 3(c)(5)(C), which exempts companies that primarily invest in mortgages and other liens on and interests in real estate. Generally, to satisfy the Section 3(c)(5)(C) exception, at least 55% of a company’s assets must consist of mortgages and other liens on and interests in real estate (“Qualifying Assets”) and an additional 25% of the company’s assets must consist of real estate related assets or additional Qualifying Assets, leaving no more than 20% of the company’s assets in miscellaneous assets. NorthStar Real Estate Income Trust Operating Partnership, LP, of which the Issuer is the general partner and in which the Issuer will hold the majority economic interest, will be managed so that its assets consist of the appropriate kinds of assets at the appropriate levels to qualify for exclusion under Section 3(c)(5)(C). To the extent that the Issuer’s subsidiaries originate and/or purchase commercial real estate mezzanine loans or subordinate participations in commercial real estate first mortgages, or B-notes, the Issuer will seek guidance from SEC no-action letters issued to Capital Trust, Inc. on May 24, 2007, with respect to certain mezzanine loans, and February 3, 2009, with respect to B-notes, to determine whether such investments are Qualifying Assets for purposes of the exclusion from the definition of investment company in Section 3(c)(5)(C).

As a holding company that will conduct its businesses through subsidiaries that rely on the exception from the definition of “investment company” in Section 3(c)(5)(C), the Issuer may rely on the exception from the definition of “investment company” provided by Section 3(c)(6) that excepts a company primarily engaged, directly or through wholly owned subsidiaries, in the activities permitted by Section 3(c)(5)(C). As the Issuer expects that its only investments will be in its subsidiaries, well over 55% of its assets will consist of, and well over 55% of its income will be derived from, such investments.

Additionally, as the Issuer’s subsidiaries will be excepted from the definition of investment company pursuant to Section 3(C)(5)(C) and will be majority owned by the Issuer, the securities that they issue and the Issuer holds will not be “investment securities” under Section 3(a)(1)(C). Section 3(a)(1)(C) defines as an investment company any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. Excluded from the term “investment

Ms. Karen J. Garnett
April 20, 2009

securities,” among other things, are securities issued by majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Accordingly, the Issuer expects to be outside the definition of investment company under Section 3(a)(1)(C) as it intends to operate its business so that the securities issued by its subsidiaries will have a combined value in excess of 60% of the value of the Issuer’s total assets on an unconsolidated basis.
2.	Comment: Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.
Response: We will provide copies of all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including materials intended for broker-dealer use only, to the Staff as soon as the materials become available.
3.	Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
Response: We will provide copies of any graphics, maps, photographs and related captions or other artwork including logos that the Issuer intends to use in the prospectus (“Artwork”) to the Staff as soon as the materials become available, if any. The Issuer understands and agrees that it will not include any Artwork in any preliminary prospectus which will be distributed to prospective investors prior to the Staff’s review and approval of the Artwork.
4.	Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Ms. Karen J. Garnett
April 20, 2009

Response: The Issuer understands that it is responsible for analyzing the applicability of Regulation M to its share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The Issuer has determined that its share repurchase program is consistent therewith.
The Issuer also notes that it has revised the terms of its share repurchase program in order to conform the terms of its share repurchase program to those of other issuers who have previously been granted no-action exemptive relief from Rule 13e-4 and Regulation 14E of the Securities and Exchange Act of 1934, as amended (the “1934 Act”), by the Division of Corporation Finance. In particular, the share repurchase program has been revised to include, among other things, a one year holding period and a 5.0% limitation on the number of shares that can be redeemed. Please see pages 15-16, 26 and 125-126.
5.	Comment: We note that you are registering $1.1 billion worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).
Response: The Issuer confirms that it reasonably expects to offer and sell the $1.1 billion in shares of common stock it is registering with the SEC pursuant to the Registration Statement in the next two years.
6.	Comment: Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 3 and 73, without limitation, the following examples:
a.	“The Pension Real Estate Association indicates investment in commercial real estate by pension plans has been on the increase since 2000, with some of the largest pension plans in the U.S., targeting a real estate allocation of 8% to 10% of their overall investment portfolios. In all, according [to] a report published in 2008 by the National Association of Real Estate Investment Trusts, or NAREIT, an estimated 70% of U.S. public sector pension plans and 40% of corporate sector pension plans own real estate investments.”

b.	“According to the Real Estate Roundtable, a real estate industry group, the amount of commercial real estate mortgage debt has nearly tripled over the past decade, from $1.2 trillion to $3.4 trillion. Bank lending and the issuance of CMBS accounted for 83% of the growth, representing approximately 75% of the total current commercial mortgage debt

Ms. Karen J. Garnett
April 20, 2009

outstanding. For the three year period from 2005 to 2007, CMBS issuance totaled $605 billion. In 2008, CMBS issuance plummeted, falling 95% compared to total issuance in 2007, according to a JP Morgan Case & Co. report. According to the Commercial Mortgage Securities Association, there were no CMBS or commercial loan CDO issuances in the second half of 2008.”
Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.
Response: The Issuer is supplementally providing to the Staff copies of the materials that support the quantitative and qualitative business and industry data used in the Registration Statement. Additionally, the Issuer confirms none of the supporting materials were prepared specifically for the Issuer in connection with the offering and that all such materials are publicly available.
7.	Comment: We note that NorthStar has agreed to purchase up to $10 million of the Company’s common stock in order to provide funds to enable the Company to pay an 8% return to shareholders. In view of NorthStar’s commitment, please provide summarized financial information for NorthStar and clarify that it is subject to the periodic reporting obligations of the 1934 Act.
Response: The Issuer has included summarized financial information for NorthStar Realty Finance Corp. (“NorthStar”) and revised the disclosure to clarify that NorthStar is subject to the periodic reporting obligations of the 1934 Act on pages 119-123.
Prospective Summary, page 7
8.	Comment: If you choose to include both a Q&A and summary section in the prospectus, please revise to eliminate repetition between the two sections. We note, for example only, your descriptions of the investment objectives, distributions, distribution reinvestment plan, and share repurchase program appear in both the Q&A and the summary.
Response: The Issuer has revised the disclosure in the “Questions and Answers About This Offering” section to eliminate repetition with the prospectus summary, including the removal of references to the investment objectives, distributions, distribution reinvestment plan and the share repurchase plan.

Ms. Karen J. Garnett
April 20, 2009

Our Sponsor, page 8
9.	Comment: The detailed disclosure regarding NorthStar’s management team is more appropriate for the body of the prospectus. Please revise to limit the disclosure in your summary to the most significant aspects of the offering.
Response: The Issuer has removed the detailed disclosure regarding NorthStar’s management team from the prospectus summary and instead has included a cross-reference on page 7 to the biographies of the individuals who comprise the management team, which are found in the “Management” section of the prospectus.
Management Compensation, page 11
10.	Comment: In the first paragraph, please add a cross-reference to the more detailed disclosure regarding management compensation, starting on page 58.
Response: The Issuer has revised the disclosure on page 8 to include a cross-reference to the more detailed disclosure in the “Management Compensation” section.
11.	Comment: We note that you have provided separate disclosure regarding “Acquisition Expenses” on page 45. Please add disclosure regarding these estimated expenses to this chart and the chart beginning on page 58 or tell us why you have omitted them from the discussion of management compensation.
Response: The Issuer has revised the “Management Compensation” charts on pages 10 and 58 to include disclosure regarding estimated Acquisition Expenses.
12.	Comment: On page 12, under “Acquisition Fee,” please disclose the maximum amount of the fee if 100,000,000 shares are issued pursuant to the distribution reinvestment plan. In addition, please include the amount that reflects the maximum payable assuming that you utilize maximum leverage of 75%. Refer to Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 60.
Response: The Issuer has revised the disclosure on pages 10 and 57 to disclose the maximum amount of the acquisition fee if 100,000,000 shares are issued pursuant to the distribution reinvestment plan. In addition, the Issuer has included disclosure regarding the maximum payable assuming a leverage ratio of 75%.
13.	Comment: On page 12, under “Other Operating Expenses — Advisor,” you disclose that you will reimburse your advisor for employee costs. However, at multiple points throughout the registration statement, including, but not limited

Ms. Karen J. Garnett
April 20, 2009

to, pages 22 and 25, you state that your advisor does not have employees. Please advise or revise.
Response: The Issuer respectfully submits the advisor will incur costs and expenses associated with the employees of the sponsor it utilizes to perform services on its behalf for the Issuer. Thus, even though the advisor, itself, does not have its own employees, it will seek reimbursement for the costs of the employees of the sponsor it utilizes. The Issuer will not reimburse the advisor for services for which the advisor earns acquisition fees or disposition fees or for the salaries and benefits paid to the Issuer’s executive officers.
14.	Comment: You disclose on page 12 that you will not reimburse your advisor for the salaries and benefits paid to your executive officers. On page 50, however, you state that you will indirectly bear cost of compensation paid to your executive officers, either through fees or expense reimbursements. Please advise.
Response: The Issuer has revised the disclosure on page 48 to state that it will indirectly bear some of the costs of the compensation paid to executive officers solely through fees it pays to the advisor.
15.	Comment: On page 14, under the section “Special Units —NorthStar OP Holdings, LLC,” please explain the phrase “enterprise valuation.” Also, please disclose the amount of initial investment that the special unit holder made as consideration for the special units.
Response: The phrase “enterprise valuation” means the actual value of the Issuer as a going concern. The Issuer has revised the disclosure on page 59 to clarify how the enterprise value is calculated. The Issuer has added a cross-reference on page 12 to this revised disclosure.
In addition, the Issuer has revised pages 12 and 59 to provide that the special unit holder made an initial investment of $1,000 as consideration for the special units.
Conflicts of Interest, page 15
16.	Comment: The structure of your acquisition fees and asset management fees appears to create an incentive for the advisor to use as much leverage as possible in connection with your investments and to invest in assets regardless of their performance. In addition, the fee structure appears to create a disincentive to negotiate the best price for your assets. Please include a description of these conflicts of interest for your advisor. Provide comparable disclosure under the same heading in the body of the prospectus.

Ms. Karen J. Garnett
April 20, 2009

Response: The Issuer has revised pages 14 and 63 to provide additional disclosure regarding the conflicts of interests related to our advisor’s fee structure, including the use of leverage to increase acquisition fees, the investment in assets regardless of performance and the failure to negotiate the best price for investments.
Risk Factors, page 19
17.	Comment: We note your disclosure on page 16 that you may seek to internalize your advisor. Please add a risk factor to disclose that upon any internalization of your advisor, certain key employees may not come with the advisor but may instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if your advisor is internalized by another entity.
Response: The Issuer has added a risk factor on pages 20-21, entitled, “If we internalize our management functions, your interest in us could be diluted and we could incur other significant costs associated with being self-managed,” that discusses the risks associated with an internalization including that, upon internalization of the advisor, certain key employees may not become employees of the advisor but may instead remain employees of the sponsor or its affiliates. The Issuer respectfully submits that the risk that the Issuer’s advisor may be internalized by another entity is not a material risk because the Issuer’s advisor is a special purpose entity formed solely to perform services for the Issuer with no intention that it will serve as an advisor to any other entity.
Continued disruptions in the financial markets ... page 20
18.	Comment: In the second paragraph, you state: “As liquidity or “demand” increases, the returns available to investors will decrease.” Please explain what you mean by this statement.
Response: The above referenced statement refers to the fact that the returns available to the Issuer’s investors from its targeted investments will depend on the liquidity or demand in the market for such investment. “Liquidity” refers to the “the existence of a market for such investments” and “demand” refers to the “the supply and demand for such investments.” If either of these variables increases, the Issuer may have to purchase its targeted investments at an increased price resulting in fewer funds available to distribute to investors. The Issuer has revised page 18 to clarify the meaning of the statement.

Ms. Karen J. Garnett
April 20, 2009

Management page 47
Limited Liability and Indemnification . . .page 52
19.	Comment: We note that you will enter into indemnification agreements with your executive officers and directors prior to the effectiveness of the registration statement. Please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K.
Response: The Issuer will file the indemnification agreements it enters into with its executive officer and directors in a pre-effective amendment to the Registration Statement once such agreements have been finalized.
Management Compensation, page 58
20.	Comment: We note the disclosure in footnote (6), which states that you will reimburse your advisor for amounts it pays in connection with the selection, acquisition, or origination of an investment. Please revise the fee table to include a separate line item for this expense reimbursement.
Response: The Issuer has revised the disclosure on pages 10 and 58 to include a separate line item for expense reimbursements to the advisor for amounts it pays in connection with the selection, acquisition or origination of an investment.
Conflicts of Interest
Advisor Compensation, page 67
21.	Comment: We note your disclosure that the cumulative, non-compounded return may be reduced from 8% to 6%. Please add this disclosure to the chart on page 58.
Response: The Issuer respectfully submits that adding the requested disclosure to the “Management Compensation” chart would be misleading at this time because the Issuer has no intention or expectation that a reduction in the percentage return amount will occur. The limited partnership agreement of NorthStar Real Estate Income Operating Partnership, LP will require an 8% cumulative, non-compounded return. The Issuer has included the 6% cumulative, non-compounded return in its charter because it is the lowest amount permissible under the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 (the “NASAA REIT Guidelines”), that is still considered to be “presumptively reasonable.”

Ms. Karen J. Garnett
April 20, 2009

Investment Objectives and Strategy, page 72
22.	Comment: Please tell us whether you expect to participate in the Treasury Department’s Public-Private Investment Program for troubled assets or any similar government-sponsored program. If there is a reasonable possibility that you will purchase assets through these programs and accept the guarantees associated with the programs, please revise to describe the programs and the possibility of acquiring loans and real estate related assets in this manner.
Response: If it meets the qualifications established by the Federal Deposit Insurance Corporation (the “FDIC”) and to the extent consistent with its investment objectives, the Issuer may participate in the Public-Private Investment Program or other future government sponsored programs. The Issuer has added disclosure to pages 70 and 76 to describe the program and the possibility that it will acquire loans or real estate-related investments in this manner.
Plan of Operation
Liquidity and Capital Resources, page 86
23.	Comment: Please disclose whether you have received a commitment from a lender to provide financing.
Response: The Issuer has added disclosure to page 82 to state that it has not received a commitment from a lender to provide financing.
Prior Performance Summary, page 90
24.	Comment: We note the statement that NorthStar should not be considered a “prior real estate program” because it is a self-managed, publicly traded company. We are unable to agree with this view. Please revise to include complete prior performance disclosure for NorthStar, including disclosure in the prior performance tables.
Response: The Issuer has revised the prior performance summary and tables to include complete prior performance disclosure for NorthStar.
Overview of NorthStar, page 90
25.	Comment: Please revise to explain how you calculated “dividend yield” for the table at the top of page 91. If your calculation includes distribution amounts that constituted a return of capital, please tell us why you believe it is appropriate

Ms. Karen J. Garnett
April 20, 2009

to describe those distributions as “yield.” Also, please disclose the sources of cash for distributions paid by NorthStar in each of the last three years.
Response: The Issuer has revised the table on page 87 to calculate dividend yield using the average closing price instead of the average adjusted closing price. Thus, the calculation is the common dividend paid each quarter on an annualized basis divided by the average closing price for the quarter. The Issuer has revised the corresponding footnote to describe the methodology used to calculate dividend yield and to disclose that the amounts listed under yield may include a return of capital for tax purposes. The Issuer believes this calculation of yield is appropriate because it is the only practical method for an exchange traded company such as NorthStar. The cost basis of each stockholder depends on the date the stockholder first bought shares and may not be the same for all stockholders at any given point in time. Thus, the “yield” for each quarter may technically be a different number for each stockholder. In order to approximate yield for all stockholders, therefore, the Issuer has used the average closing price for the quarter.
The Issuer has also added a second table showing the sources of distributions for each quarter during the last three years, demonstrating that cash flow from operations and unrestricted cash balances were sufficient to support the distribution payments.
NorthStar Real Estate Securities Opportunity Fund, page 93
26.	Comment: Please revise to disclose the total number of investors, consistent with Item 8.A.1 of Industry Guide 5. In addition please quantify the amount of loss associated with default on the warehouse.
Response: The Issuer has revised the disclosure on page 89 to state that the total number of investors in the NorthStar Real Estate Securities Opportunity Fund, L.P. (the “Securities Opportunity Fund”) is five. The Issuer has also added disclosure on page 90 to quantify the amount of loss associated with the default on the warehouse agreement.
NorthStar Funding, LLC
27.	Comment: Please tell us why you view this joint venture as a “program” for purposes of Industry Guide 5. It is not clear whether the institutional pension fund that was the joint venture partner was an active or passive investor.
Response: The institutional pension fund was a passive investor. As managing member, NorthStar Funding Management LLC was responsible for the

Ms. Karen J. Garnett
April 20, 2009

origination, underwriting, structuring, closing and asset management of all investments made on behalf of the joint venture. Although the institutional pension fund had approval rights with respect to the joint venture’s acquisition or origination of a new investment, it was not involved in the sourcing of investments for the joint venture.
Description of Capital Stock
Restriction on Ownership of Shares of Capital Stock, page 121
28.	Comment: In this section, you state that a shareholder must provide 15 days notice prior to transferring or receiving shares of your stock in violation of the restrictions discussed in this section. However, on page 128, you state that a shareholder must provide 10 days notice before seeking to acquire shares from another stockholder. Please explain the reason behind the difference in timeframes.
Response: The Issuer has revised the notice period for stockholders seeking to acquire shares from another stockholder to 15 days as reflected on page 128 and in Section 11.7 of the Issuer’s charter.
Distributions, page 122
29.	Comment: Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor, particularly performance-based fees. Also, please disclose, if true, that you may also pay distributions from the proceeds of this offering in the event you do not have sufficient cash flows from operations.
Response: The Issuer has revised page 118 to disclose the potential impact that payments under the share repurchase program and fees and expenses payable to the advisor will have on distributions. The Issuer has also disclosed on page 119 that, although its distribution policy is not to use the proceeds of the offering to make distributions, the Issuer is permitted to pay distributions from any source, including offering proceeds. In addition, the Issuer refers the Staff to the risk factor on page 21 entitled “If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced,” which discusses these risks.
30.	Comment: Please revise to clarify that NorthStar has agreed to support your distribution payments for a period of two years from the commencement of the offering and not two years from the commencement of distribution payments. Clearly state that, as a result, distributions may not be supported for a full two

Ms. Karen J. Garnett
April 20, 2009

years of distribution payments. In addition, please clarify that you may not be able to sustain distributions at the 8% level after termination of the distribution support agreement.
Response: The Issuer has revised pages 118-119 to clarify that NorthStar will support the distribution payments for a period of two years from the commencement of the offering and that, as a result, distributions may not be supported for a full two years of distribution payments. The Issuer has also revised page 119 to disclose that, upon termination of the distribution support agreement, the Issuer may not have sufficient funds available to pay distributions at the rate the Issuer had paid such distributions during preceding periods or at all.
31.	Comment: Please revise to clarify whether there is a requirement in your governing documents or otherwise to pay investors an annual distribution of 8%. If not, please disclose that you may pay less than 8% distributions per annum even during the time period of NorthStar’s distribution support agreement.
Response: The Issuer has revised page 118 to clarify that the Issuer is not obligated by its governing documents nor is there a guarantee that it will pay investors any certain amount of distributions on stockholders’ invested capital, even during the distribution support agreement’s two-year period following commencement of the offering.
Share Purchase Program, page 124
32.	Comment: We note that your share repurchase program is limited to 10% of the number of shares of your common stock outstanding on the same date of the prior calendar year as the date of redemption. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We note that the 10% limit is different from programs for which relief has been granted by the Division of Corporation Finance in prior no-action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).
Response: As noted in response to comment 4, the Issuer has revised the terms of its share repurchase program in order to conform the terms of its share repurchase program to those of other issuers who have previously been granted no-action exemptive relief from Rule 13e-4 and Regulation 14E of the 1934 Act, by the Division of Corporation Finance. In particular, the share repurchase program has been revised to include, among other things, a one year holding period and a 5.0% limitation on the number of shares that can be redeemed. Please see pages 15-16, 26 and 125-126.

Ms. Karen J. Garnett
April 20, 2009

The Operating Partnership Agreement, page 131
33.	Comment: Please provide more detailed disclosure regarding the special units. For example, please explain whether the internalization of your advisor will have any impact on the amounts paid in relation to the special units. Additionally, please provide more detailed disclosure regarding the specified price to be paid for the special units if these units are redeemed.
Response: The Issuer has revised pages 132-133 to state that according to the terms of the operating partnership agreement, the internalization of the advisor would result in the redemption of the special units because the advisory agreement would be terminated upon internalization of the advisor. However, it is likely that, in this situation, the special unit holder would agree to amend or waive the redemption feature as part of the negotiated consideration for the internalization.
The Issuer has revised the disclosure at page 132 to include a description of how the redemption amount for the special units will be calculated.
Plan of Distribution
Special Discounts, page 137
34.	Comment: We note your disclosure that you intend to offer shares in the offering to your employees (among others) at a discount to the original offering price. Explain to us how you intend to account for the difference in special discounts offered to employees. In your response tell us whether you intend to record any compensation expense related to the discounts.
Response: The Issuer respectfully submits that the reduced price paid by employees, among others, reflects that sales to such individuals will be made net of the sales commission and dealer manager fee. Please see page 137 which states, “We will sell such shares at a 10% discount..., reflecting that selling commissions and the dealer manager fees will not be paid in connection with such sales. The net proceeds to us from such sales made net of commissions and dealer manager fees will be substantially the same as the net proceeds we receive from other sales of shares.” As a result, the Issuer does not intend to record any compensation expense related to the “discount.”

Ms. Karen J. Garnett
April 20, 2009

Supplemental Sales Material, page 140
35.	Comment: Please tell us the circumstances under which you would view it appropriate to use quotes from third-party publications without obtaining the consent of the author or the publication.
Response: It is appropriate to use quotes from third-party publications without obtaining the consent of the author or the publication when the nature of the quoted material that the Issuer intends to use is information that has been widely disseminated in non-subscription publications or publications of general circulation, such as property brochures, articles and publications concerning real estate investments generally.
Appendix A: Prior Performance Tables
36.	Comment: Please revise the introductory paragraphs to Tables I, II, and IV to clarify, if true, that the information in the tables reflects amounts as of December 31, 2008.
Response: The Issuer has revised the introductory paragraphs in Tables I, II and IV to clarify that the information in the tables reflects amounts as of December 31, 2008.
Table I, page A-2
37.	Comment: Please revise the table to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering. Dollar amounts may also be used provided that the percentages are included.
Response: The Issuer has revised the table to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering.
38.	Comment: Please explain the “Other” offering expense amount under Securities Opportunity Fund.
Response: The Issuer has revised Table I to eliminate the figure presented in the “Other” column.
Table II, page A-3
39.	Comment: In the table, you state that Securities Opportunity Fund raised $109,000,000. However, on page 93, you state that the Fund raised $81 million. Please reconcile these two amounts.

Ms. Karen J. Garnett
April 20, 2009

Response: As stated on page 89, the Securities Opportunity Fund raised $81 million from “unaffiliated investors.” The information provided in Table II, on the other hand, includes amounts raised from all sources. To clarify, the Issuer has added disclosure to page 89 stating that, in July 2007, it contributed $28 million of its own equity capital in addition to the funds raised from third parties. At December 31, 2008, NorthStar had contributed a total of $51.2 million. The Issuer has thus also revised Table II to state that $132,200,000 was the total dollar amount raised.
Table III, Operating Results of Prior Programs, pages A-4 and A-5
40.	Comment: Please revise both tables to reflect the source of funds for distributions to investors. We note that a substantial portion of distribution payments represent a return of capital.
Response: The Issuer has revised Table III to reflect the source of the funds for distributions to investors as requested.
NorthStar Real Estate Securities Opportunity Fund L.P., page A-4
41.	Comment: Please explain to us how you have calculated the cash generated from sales for 2008 and 2007. In your response explain why this amount is the same as realized gains (losses) from sales.
Response: The Issuer has revised Table III based on updated financials, which changed due to the completion of the audit, for the Securities Opportunity Fund. As a result, cash generated from sales no longer equals realized gains.
Part II.
Exhibits
42.	Comment: Please confirm that you will file final, executed opinions prior to the effective date of the registration statement and that you will revise the exhibit index so that it no longer reflects “form of” opinion.
Response: We will file final, executed opinions once they are executed and revise the exhibit index as requested prior to the effective date of the Registration Statement.

Ms. Karen J. Garnett
April 20, 2009

43.	Comment: Please tell us why you are filing the “Form of” various agreements listed as exhibits 10.1 through 10.6. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.
Response: The Issuer will file final executed agreements prior to effectiveness of the Registration Statement but will not finalize them until that time because they are still subject to regulatory review by the states and the Financial Industry Regulatory Authority, Inc.
Exhibit 8.1
44.	Comment: Please provide a revised opinion that refers to the full amount of securities registered on the Form S-11 rather than the maximum offering amount for the primary offering.
Response: The Issuer respectfully notes that the opinion filed covers the maximum offering amount of $1.1 billion, including $1 billion for the primary offering and $100 million for the distribution reinvestment plan.
45.	Comment: We note that counsel has assumed the valid legal existence of the Operating Partnership. To the extent that your status as a REIT depends on the valid legal existence of the Operating Partnership, it is not appropriate for counsel to make this assumption. Please provide a revised opinion that omits the assumption or tell us why you believe it is appropriate.
Response: The Issuer has filed a revised opinion that omits the assumption of the valid legal existence of the operating partnership as Exhibit 8.1.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely, /s/ Rosemarie A. Thurston Rosemarie A. Thurston Partner

cc:	James H. Sullivan, Esq.